

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 13, 2017

Michael Tardugno
President and Chief Executive Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

Re: Celsion Corporation
Registration Statement on Form S-1
Filed April 5, 2017
File No. 333-217156

Dear Mr. Tardugno:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sam Zucker, Esq.
Sidley Austin LLP